

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Shaul Martin
Chief Executive Officer
Swift Start Corp.
248 Hewes Street
Brooklyn, New York 11211

> **Re:** **Swift Start Corp.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2013**
> **File No. 333-192151**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Accordingly, please revise your prospectus as follows:

   - Please identify your company as a shell company on the prospectus cover page and under the Prospectus Summary and Management's Discussion and Analysis. Please include that you have performed limited business operations and have generated no revenue to date.

- Please revise your disclosure to state that your selling shareholders are underwriters, not "may be deemed" to be underwriters as disclosed on page 16. Please identify your selling shareholders as underwriters on the prospectus cover page, under the Selling Shareholders and Plan of Distribution sections, and elsewhere, as appropriate.

- Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) because it is not eligible to make an offering under Rule 415(a)(1)(x).

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

3. The securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Within your risk factors and throughout the prospectus, discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 for resales of restricted securities.

Prospectus Summary, page 5

4. Disclose whether the company, the officers and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

5. Disclose why the company is becoming a reporting company at this time in light of the following:

- The company does not have available cash or financing to cover the costs of this registration statement.

- The company was only recently incorporated and has minimal business operations.

- The company has no revenues from operations, has incurred a net loss since inception in March 2013, and your operations will not likely be sufficient to pay for the costs of being a reporting company.

- The company's success depends on your founding officers, yet these individuals appear to lack:

  o experience in managing a public company that is a reporting company with the Securities and Exchange Commission;

  o meaningful accounting or financial reporting education or experience; and

  o professional relationships in your intended markets.

- The company's common stock has no market and may or may not become quoted on the over-the-counter market which will limit the selling shareholders' ability to sell their shares and will also limit the company's ability to raise funds through equity financings or to use its shares as consideration.

- The company's common stock will likely be a penny stock.

Risk Factors, page 9

Risks Related to Our Business, page 9

6. Please revise to include a risk factor to discuss material risks related to the company's specific business focus, business plan and stage of development.  For example, discuss significant factors that affect the company's ability to attract computer programming teachers.  As another example, identify and explain the challenges with identifying a market for your intended services and marketing to potential customers.  This is not an exhaustive list but rather examples.

We may be unable to raise enough capital through this offering to implement our business plan and you could lose all of your investment, page 9

7. This risk factor does not apply to a selling shareholder resale registration statement. Please advise or revise.

Shaul Martin
Swift Start Corp.
December 3, 2013
Page 4

Description of Business, page 18

8. Please describe how you intend to initially identify, attract, hire and retain teachers proficient in computer programming. Based upon your disclosure, we note that your lack of funding and cash flow from operations prevent you from financing most of your basic business plan operations.

Critical Accounting Policies and Estimates, page 28

Fair Value of Financial Instruments, page 29

9. You disclosed that the carrying value of loans from Mr. Martin, CEO, was approximated fair value as of September 30, 2013. Please provide detailed information about the loan including the terms, balance outstanding and the purpose of the loan.

Directors, Executive Officers, Promoters and Control Persons, page 32

10. We note your disclosure under Note 5 to the financial statements on page F-7 that Messrs. Martin and Anshin are involved in other business activities. Please disclose the complete employment status of your officers. If applicable, include a risk factor to discuss the impact part-time employment may have on the company's developmental stage status.

Signatures

11. Please have your principal financial officer sign the registration statement in addition to your principal executive officer and principal accounting officer. See Instruction 1 to "Signatures" on page 7 of Form S-1.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3357, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Gregg E. Jaclin, Esq.
        Eric Stein, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC